RMS

SI 18000791 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68697

SEC Mail Processing Section FEB 21 2018 Washington DC 408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G.distributors, LLC**

OFFICIAL USE ONLY
155071
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye	**NY**	**10580-1422**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane M. LaPointe **(914) 921-7763**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Diane M. LaPointe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.distributors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK J. GAMBETTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02GA6171160
Qualified In Westchester County
My Commission Expires July 23, 2019

Notary Public

Signature

Financial & Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.distributors, LLC
(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)

Statement of Financial Condition

December 31, 2017

Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
G.distributors, LLC
Rye, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of G.distributors, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 20, 2018
We have served as the Company's auditor since 2011.

G.distributors, LLC
(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)

Statement of Financial Condition

December 31, 2017

Assets	
Cash and cash equivalents	$ 6,012,427
Distribution fees receivable	3,311,135
Deferred sales commissions	786,911
Deferred tax asset, net	882,823
Goodwill	213,000
Other assets	178,637
Receivables from affiliates	73,417
Fixed assets, net of accumulated depreciation of $7,504	2,546
Total assets	11,460,896
Liabilities and member's capital	
Compensation payable	$ 63,436
Distribution costs payable	3,030,801
Income taxes payable (including payable to GAMCO Investors, Inc. of $521,088)	537,269
Payables to affiliates	140
Accrued expenses and other liabilities	326,612
Total liabilities	3,958,258
Member's capital:	
Additional paid-in capital	7,491,380
Retained earnings	11,258
Total member's capital	7,502,638
Total liabilities and member's capital	$ 11,460,896

See accompanying notes.

A. Organization and Business Description

G.distributors, LLC (the "Company") (the "Distributor") is a wholly-owned subsidiary of Distributors Holdings, Inc. (the "Parent" or "DHI"), which is a wholly-owned subsidiary of GAMCO Asset Management Inc., which is a wholly-owned subsidiary of GAMCO Investors, Inc. ("GBL"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company's revenues are derived from the distribution of Gabelli, GAMCO, KEELEY, and TETON mutual funds ("Funds" or "Fund") advised by either Gabelli Funds, LLC, GAMCO Asset Management Inc., Keeley-Teton Advisors, Inc. ("Keeley-Teton"), or Teton Advisors, Inc. ("Teton"). Gabelli Funds, LLC is a subsidiary of GBL, Teton is majority-owned by GGCP Holdings LLC, which is also the majority shareholder of GBL, and Keeley-Teton is a wholly-owned subsidiary of Teton.

The Company distributes the Funds pursuant to distribution agreements with each Fund. Under each distribution agreement with a Fund, the Company offers and sells such Fund shares on a continuous basis and pays:

- all of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature to potential investors,
- all of the costs of advertising and maintaining sales and customer service personnel and sales and services fulfillment systems,
- amounts to the sponsors of third-party distribution programs, financial intermediaries and the Company's sales personnel.

The Company receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 ("12b-1") of the Investment Company Act of 1940 ("Investment Company Act"). The Company is the principal underwriter for the Funds which are distributed in multiple classes of shares of which class A and class T shares carry a front-end sales charge.

A. Organization and Business Description (continued)

Under the distribution plans, the Funds' Class AAA shares (except The Gabelli U.S. Treasury Money Market Fund, Gabelli Capital Asset Fund and The Gabelli ABC Fund) and the Class A and V shares of various Funds pay the Company a distribution or service fee of .25% per year (except the Class A shares of the TETON Westwood Funds and Gabelli Enterprise Mergers & Acquisitions Fund which pay .50% and .45% per year, respectively, and the TETON Westwood Intermediate Bond Fund which pays .35% per year) on the average daily net assets of the respective share classes. Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%. The Gabelli, GAMCO, and Teton Funds started offering a Class T share in June 2017. The Class T shares pay the Company a fee of .25% per year. The Company's distribution agreements with the Funds may continue in effect from year to year only if specifically approved at least annually by (i) each Fund's Board of Directors or Trustees or (ii) each Fund's shareholders and, in either case, the vote of a majority of each Fund's Directors or Trustees who are not parties to the agreement or "interested persons" of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its distribution agreement at any time upon 60 days' written notice by (i) a vote of the majority of its directors or trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. The Company may terminate a distribution agreement without penalty upon 60 days' written notice.

The Company's principal market is in the United States.

B. Significant Accounting Policies

Cash and Cash Equivalents

The Company's investment in an affiliated money market mutual fund meets the criteria to qualify as cash equivalents.

B. Significant Accounting Policies (continued)

Goodwill

Goodwill is initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less the liabilities assumed. Goodwill is tested for impairment at least annually and whenever certain triggering events occur. In assessing the recoverability of goodwill, the Company performed a qualitative assessment of whether it was more likely than not that an impairment had occurred and concluded that a quantitative analysis was not required. As part of this assessment, it was also determined that there was no risk of failing the quantitative impairment testing step that compares the Company's fair value to its carrying value. No impairment was recorded during 2017.

Deferred Sales Commissions

Sales commissions paid to broker-dealers in connection with the sale of certain classes of shares of the Funds are capitalized and amortized over 1 year, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those Funds and from contingent deferred sales charges received from shareholders of those Funds upon redemption of their shares. Distribution plan payments received from these Funds are recorded in revenue as earned. Contingent deferred sales charges received from redeeming shareholders of these Funds are generally applied to reduce the Company's unamortized deferred sales commission assets. Should the Company lose its ability to recover such sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows.

The Company evaluates the carrying value of its deferred sales commission asset for impairment at least annually, or more often should events warrant, using a discounted cash flow method. There was no impairment charge in 2017.

Distribution Fees Receivable and Distribution Costs Payable

Distribution plan fees are computed based on average daily net assets of each Fund and accrued for during the period in which they are earned. Distribution costs are accrued as they are incurred, computed based on average daily net assets of each Fund, and paid to the sponsors of third-party distribution programs and financial intermediaries.

B. Significant Accounting Policies (continued)

Receivables from Affiliates

Receivables from affiliates primarily include distribution costs paid on behalf of Gabelli Funds, LLC. See Note C.

Fixed Assets

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives of four to five years.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date of the change in tax rate. Accordingly, the Company has revalued its deferred tax assets at December 22, 2017, the date of enactment of the Tax Cuts and Jobs Act ("the Act").

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("Codification") Topic 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that

B. Significant Accounting Policies (continued)

Income Taxes (continued)

meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

Fair Value of Financial Instruments

The carrying amounts of all financial instruments in the Statement of Financial Condition approximate their fair values.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. The levels of the fair value hierarchy and their applicability to the Company are described below:

- Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 assets include cash equivalents.
- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Investments are transferred into and out of any level at their beginning period values.

B. Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

The valuation process and policies reside with the financial reporting and accounting group which reports to the Co-Chief Accounting Officers of GBL. The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. There were no Level 2 or 3 financial instruments held by the Company as of and during the year ended December 31, 2017.

Cash equivalents – Cash equivalents consist of an affiliated money market mutual fund, which is invested solely in U.S. Treasuries. Cash equivalents are valued using the mutual fund's net asset value (NAV) to measure fair value. Accordingly, cash equivalents are categorized in Level 1 of the fair value hierarchy.

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Recent Accounting Developments

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers," which supersedes the revenue recognition requirements in the ASC Topic 605, Revenue Recognition, and most industry-specific guidance throughout the industry topics of the ASC. The core principle of the new ASU No. 2014-09 is for companies to recognize revenue from the transfer of goods or services to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. The new standard provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. In March 2016, the FASB issued revised guidance which clarifies the guidance related to (a) determining the appropriate unit of account under the revenue standard's principal versus agent guidance and

B. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

(b) applying the indicators of whether an entity is a principal or an agent in accordance with the revenue standard's control principle. In April 2016, the FASB issued an amendment to provide more detailed guidance including additional implementation guidance and examples related to (a) identifying performance obligations and (b) licenses of intellectual property. In May 2016, the FASB amended the standard to clarify the guidance on (a) assessing collectability, (b) presenting sales taxes, (c) measuring noncash consideration, and (d) certain transition matters. This new guidance will be effective for 2018 for the Company and requires either a full retrospective or a modified retrospective approach to adoption. The Company's implementation analysis has been completed, and we have identified similar performance obligations under this guidance as compared with deliverables and separate units of account previously identified under Topic 605. As a result, we expect the timing of the recognition of our revenue to remain the same as under Topic 605, and the Company does not therefore expect the adoption of the new guidance to have any effect on the timing of the recognition of revenue. If there were to be any impact, which is not expected, the Company has determined that it would use the modified retrospective transition method. The Company has also been reviewing and preparing for the enhanced disclosure requirements of the standard, which will have an effect on the disclosures in the Statement of Financial Condition and accompanying notes effective with our 2018 audited financial statements.

In August 2016, the FASB issued ASU 2016-15, which adds and clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows. This new guidance will be effective for the Company's 2018 financial statements and requires a retrospective approach to adoption. The Company adopted this guidance on January 1, 2018 without a material impact to the Statement of Financial Condition.

In January 2017, the FASB issued ASU 2017-04 to simplify the process used to test for goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This new guidance will be effective for periods beginning after December 15, 2019. The Company is currently evaluating the potential effect of this new guidance on its Statement of Financial Condition and related disclosures.

B. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

In January 2018, the Securities and Exchange Commission ("the Commission") issued Staff Accounting Bulletin No. 118 ("SAB 118") which expresses the Commission's views regarding application of FASB's ASC Topic 740 "Income Taxes" in the reporting period that includes December 22, 2017. The Commission indicated that the Act, which was enacted on December 22, 2017, affects companies' reporting because of the Act's changes that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits.

ASC Topic 740 provides accounting and disclosure guidance on accounting for income taxes under generally accepted accounting principles ("U.S. GAAP"). This guidance addresses the recognition of taxes payable or refundable for the current year and the recognition of deferred tax liabilities and deferred tax assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. ASC Topic 740 also addresses the accounting for income taxes upon a change in tax laws or tax rates. The income tax accounting effect of a change in tax laws or tax rates includes, for example, adjusting (or re-measuring) deferred tax liabilities and deferred tax assets, as well as evaluating whether a valuation allowance is needed for deferred tax assets.

The Commission issued SAB 118 to address situations where the accounting under ASC Topic 740 is incomplete for certain income tax effects of the Act upon issuance of an entity's financial statements for the reporting period in which the Act was enacted. A company's financial statements that include the reporting period in which the Act was enacted must first reflect the income tax effects of the Act in which the accounting under ASC Topic 740 is complete. These completed amounts would not be provisional amounts. The company would then also report provisional amounts for those specific income tax effects of the Act for which the accounting under ASC Topic 740 will be incomplete but a reasonable estimate can be determined. For any specific income tax effects of the Act for which a reasonable estimate cannot be determined, the company would not report provisional amounts and would continue to apply ASC Topic 740 based on the provisions of the tax laws that were in effect immediately prior to the Act being enacted. For those income tax effects for which the company was not able to determine a reasonable estimate (such that no related provisional amount was reported for the reporting period in which the Act was enacted), the company would report provisional amounts in the first reporting period in which a reasonable estimate can be determined.

The Company has revalued its net deferred tax asset as of the date of enactment and has determined that the provisions of SAB 118 related to incomplete or provisional amounts do not apply as it considers its evaluation complete.

B. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

In February 2018, the FASB issued ASU 2018-02 to address constituent concerns related to the application of ASC 740 to certain provisions of the new tax reform legislation, the Tax Cuts and Jobs Act. Specifically, the ASU addressed concerns about the requirement in ASC 740 that the effect of a change in tax laws or rates on deferred tax assets and liabilities be included in income from continuing operations in the reporting period that contains that enactment date of the change. That guidance applies even in situations in which the tax effects were initially recognized directly to other comprehensive income at the previous rate, resulting in "stranded" amounts in accumulated comprehensive income (AOCI) related to the income tax rate differential. This new guidance will be effective for periods beginning after December 15, 2018. Early adoption is permitted. The Company has elected not to early adopt for our financial statements for the year ended December 31, 2017 and does not expect this ASU to have any effect on its Statement of Financial Condition in the period of adoption.

C. Related Party Transactions

At December 31, 2017, the Company had an investment of $6,012,427 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

On March 1, 2017, Teton acquired Keeley Asset Management Corp. and formed Keeley-Teton Advisors, Inc., a wholly owned subsidiary of Teton. As a result of this acquisition, the Company entered into a distribution agreement with the KEELEY Funds.

As the Distributor of the Funds advised by Gabelli Funds, LLC, GAMCO Asset Management Inc., Keeley-Teton, and Teton, the Company incurs certain promotional and distribution costs, which are expensed as incurred, related to the sale of Fund shares, for which it receives a fee from said Fund. The Company has distribution fees receivable from affiliates of $3,311,135 at December 31, 2017. These fees were collected in January 2018.

Sales commissions paid to broker-dealers in connection with the sale of certain classes of Funds advised by Teton are paid by Teton. The Company pays distribution fees to Teton for those Class A and Class C shares on which Teton has paid these advanced sales commissions. This compensates Teton with the distribution fees revenue stream received by the Company on these shares allowing Teton to recover some or all of its advanced sales commission cost.

C. Related Party Transactions (continued)

The Company receives sales charges as the Distributor of certain Funds advised by Gabelli Funds, LLC, GAMCO Asset Management Inc., Teton and Keeley-Teton. At December 31, 2017, sales charges and underwriting fees receivable of $67,483 are included in other assets. These fees were collected in January 2018.

The Company pays GBL a management fee equal to 20% of the Company's year-to-date pretax profits before consideration of this fee. The Company also pays or receives from GBL the amount of its portion of GBL's consolidated current tax expense or benefit, respectively.

On December 5, 1997, GBL entered into a fifteen-year lease, originally scheduled to expire on April 30, 2013, of office space at 401 Theodore Fremd Ave, Rye, NY from M4E, LLC, an entity owned by the adult children of the GBL Chairman. On September 15, 2008, GBL modified and extended this lease to December 31, 2023, and on June 11, 2013, GBL further modified and extended this lease to December 31, 2028. The Company pays GBL for its allocated use of the Rye location.

As of May 1, 2017, the Company entered into an agreement to pay Keeley-Teton for access and use of office space and equipment.

D. Fair Value

The following table presents information about the Company's assets and liabilities by major categories measured at fair value on a recurring basis as of December 31, 2017 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2017

Assets	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Balance as of December 31, 2017**
Cash equivalents	$ 6,012,427	$ -	$ -	$ 6,012,427
Total assets at fair value	$ 6,012,427	$ -	$ -	$ 6,012,427

There were no transfers between any levels during 2017.

E. Retirement Plan

The Company participates in GBL's incentive savings plan (the "Plan"), covering substantially all employees. Company contributions to the Plan are determined annually by management of the Company and GBL's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

F. Income Taxes

The Company is a member of a tax sharing agreement in which the Company records a tax provision and generally settles either the benefit or expense with its sole member monthly, but not less than annually. The Company records a tax provision for separate company financial statement purposes. Usually, a single member LLC would not record a tax provision. The Company is included in the consolidated U.S. federal and certain combined state and local income tax returns of GBL and certain state and local income tax returns of the Parent. The Company's federal and certain state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit is either remitted to or received from GBL.

The Company has a net deferred tax asset of $882,823 related primarily to the timing differences in connection with the mutual fund distribution business and other timing differences in the recognition of income and expenses for tax and financial reporting purposes. The Company assesses available positive and negative evidence to estimate if it will more-likely-than-not use deferred tax assets including certain tax credits and net operating loss carryovers. Management has determined that sufficient positive evidence exists as of December 31, 2017 to conclude that it is more likely than not that net deferred tax assets of $882,823 are realizable, and no valuation allowance is required. In accordance with FASB ASC 740, the Company has revalued its deferred tax assets in December 2017, the date of enactment of the Act.

As of December 31, 2017, the Company's gross unrecognized tax benefits which relate to uncertain tax positions were $99,316, of which $78,459, if recognized, would affect the Company's effective tax rate. The Company continues to recognize both interest and penalties with respect to unrecognized tax benefits. The Company had accrued a liability of $31,372 for interest and penalties as of December 31, 2017. These amounts are included in accrued expenses and other liabilities on the Statement of Financial Condition.

As of December 31, 2017, management has not identified any potential subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months. The Company is subject to income tax examination by the Internal Revenue Service for years after 2014 and state examinations for years after 2012.

G. Guarantees, Contingencies, and Commitments

The Company has entered into arrangements with various third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote. Therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company may be named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition includes the necessary provisions for losses that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's financial condition.

H. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(1) of that rule which exempts limited businesses (mutual funds and/or variable annuities only). These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $2,001,403 exceeding the required amount of $250,000 by $1,751,403 at December 31, 2017. There were no subordinated borrowings at any time during the year ended December 31, 2017.

I. Subsequent Events

The Company has evaluated subsequent events for adjustments to or disclosure in the Statement of Financial Condition through the date of this report and the Company has not identified any subsequent events, not otherwise reported in the Statement of Financial Condition or the notes thereto, that require recognition or additional disclosures in the Statement of Financial Condition.

G.distributors, LLC
(A Wholly-owned Subsidiary of Distributors Holdings, Inc.)
(SEC I.D. No. 8-68697)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.